July 21, 2020

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

      Re: Great Elm Capital Corp. — File. No. 814-01211
             Rule 17g-1(g) Fidelity Bond Filing

Ladies and Gentlemen:

On behalf of Great Elm Capital Corp. (the **"Corporation"**), enclosed herewith for filing, pursuant to Rule 17g-1(g) under the Investment Company Act of 1940, as amended, are the following:

1.   a Certificate of the Secretary of the Company containing the resolutions of the Board of Directors of the Corporation approving the amount, type, form and coverage of the fidelity bond covering the Corporation (the **"Fidelity Bond"**) and a statement as to the period for which premiums have been paid; and

2.   a copy of the Fidelity Bond, which includes a statement as to the period for which premiums have been paid.

If you have any questions regarding this submission, please do not hesitate to call me at (617) 375-3006.

          Very truly yours,

          GREAT ELM CAPITAL CORP.

          /s/ Adam Kleinman
          Adam Kleinman
          Secretary

Enclosures

CERTIFICATE OF SECRETARY

The undersigned, being the duly elected Secretary of Great Elm Capital Corp., a Maryland corporation (the "Corporation"), hereby certifies that the following resolutions were adopted by the board of directors of the Corporation (the "Board") by written consent on July 21, 2020.

WHEREAS, Section 17(g) of the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 17g-1(a) thereunder require a business development company, such as the Corporation, to provide and maintain a bond which has been issued by a reputable fidelity insurance company authorized to do business in the place where the bond is issued, to protect the Corporation against larceny and embezzlement, covering each officer and employee of the Corporation who may singly, or jointly with others, have access to the securities or funds of the Corporation, either directly or through authority to draw upon such funds of, or to direct generally, the disposition of such securities, unless the officer or employee has such access solely through his position as an officer or employee of a bank (each, a "covered person"); and

WHEREAS, Rule 17g-1 under the 1940 Act specifies that the bond may be in the form of (i) an individual bond for each covered person, or a schedule or blanket bond covering such persons, (ii) a blanket bond which names the Corporation as the only insured (a "single insured bond"), or (iii) a bond which names the Corporation and one or more other parties as insureds (a "joint insured bond"), as permitted by Rule 17g-1 under the 1940 Act; and

WHEREAS, Rule 17g-1 under the 1940 Act requires that a majority of the Non-Interested Directors, approve periodically (but not less than once every 12 months) the reasonableness of the form and amount of the bond, with due consideration to the value of the aggregate assets of the Corporation to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of securities and other investments to be held by the Corporation, and pursuant to factors contained in Rule 17g-1 under the 1940 Act, which are described in the accompanying memorandum attached hereto; and

WHEREAS, under Rule 17g-1 under the 1940 Act, the Corporation is required to make certain filings with the SEC and give certain notices to each member of the Board in connection with the bond, and designate an officer who shall make such filings and give such notices;

NOW, THEREFORE, BE IT RESOLVED, that having considered the expected aggregate value of the securities and funds of the Corporation to which officers or employees of the Corporation may have access (either directly or through authority to draw upon such funds or to direct generally the disposition of such securities), the type and terms of the arrangements made for the custody of such securities and funds, the nature of securities and other investments to be held by the Corporation, the accounting procedures and controls of the Corporation, the nature and method of conducting the operations of the Corporation and the requirements of Section 17(g) of the 1940 Act and Rule 17g-1 thereunder, the Board, including a majority of the Non-Interested Directors, hereby determines that the amount, type, form, premium and coverage of the fidelity bond (the "Fidelity Bond"), covering the officers and employees of the Corporation and insuring the Corporation against loss from fraudulent or dishonest acts, including larceny and embezzlement, issued by Federal Insurance, having an aggregate coverage of $1 million are fair and reasonable and the Fidelity Bond be, and hereby is, approved by the Board, including a majority of the Non-Interested Directors; and

FURTHER RESOLVED, that the Board, including a majority of the Non-Interested Directors, hereby: (i) authorizes the Corporation to share in the payment of the total annual premium of $2,352 applicable to the Fidelity Bond in an amounts equal to $1 million, determined based on the relative net assets of the Corporation and the other insured entities determined as of a date reasonably selected by the Authorized Officers; and (ii) determines that the portion of the premium to be paid by the Corporation is fair and reasonable, taking all relevant factors into consideration including, but not limited to, the number of the other parties named as insureds under the Fidelity Bond, the nature of their businesses, the amount of the joint fidelity coverage and the amount of the premium for such bond, the ratable allocation of the premium among the parties, and the extent to which the share of the premium allocated to the Corporation and the other insured entities is less than the premium the Corporation would have had to pay if it had maintained a separate fidelity bond; and

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed to take all appropriate actions, with the advice of legal counsel to the Corporation, to provide and maintain the Fidelity Bond on behalf of the Corporation; and

FURTHER RESOLVED, that the Chief Compliance Officer be and hereby is, designated as the party responsible for making the necessary filings and giving the notices with respect to such bond required by paragraph (g) of Rule 17g-1 under the 1940 Act; and

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed to file a copy of the Fidelity Bond and any other related document or instrument with the SEC.

IN WITNESS WHEREOF, the undersigned, in his official capacity, has executed and delivered this Certificate of the Secretary.

Dated: July 21, 2020   GREAT ELM CAPITAL CORP.

                                                                    By: /s/ Adam Kleinman
                                                                    Name: Adam M. Kleinman
                                                                    Title: Secretary



BOND NO. 106621525

Travelers Casualty and Surety Company of America
One Tower Square
Hartford, Connecticut 06183
(A Stock Insurance Company, herein called the Company)

ITEM 1   **INSURED:**

GREAT ELM CAPITAL CORP.

Principal Address:
800 SOUTH ST STE 230
WALTHAM, MA 02453-1445

(hereinafter, "Insured")

ITEM 2   **POLICY PERIOD:**

Inception Date: July 21, 2020   Expiration Date: July 21, 2021
12:01 A.M. local time as to both dates at the Principal Address stated in ITEM 1.

ITEM 3   **ALL NOTICES OF CLAIM OR LOSS MUST BE SENT TO THE COMPANY BY EMAIL, FACSIMILE, OR MAIL AS SET FORTH BELOW:**

Email: BSIclaims@travelers.com
Fax: (888) 460-6622

Mail: Travelers Bond & Specialty Insurance Claim
      385 Washington St. – Mail Code 9275-NB03F
      St Paul, MN 55102

Travelers Bond & Specialty Insurance Claim telephone number: 800-842-8496

ITEM 4   If "*Not Covered*" is inserted opposite any specified Insuring Agreement below, or if no amount is included in the Single Loss Limit of Insurance, such Insuring Agreement and any other reference thereto is deemed to be deleted from this bond.

INSURING AGREEMENT	SINGLE LOSS LIMIT OF INSURANCE	SINGLE LOSS DEDUCTIBLE AMOUNT
A. FIDELITY		
Coverage A.1. Larceny or Embezzlement	$1,000,000	$0
Coverage A.2. Restoration Expenses	$1,000,000	$10,000
B. ON PREMISES	$1,000,000	$10,000
C. IN TRANSIT	$1,000,000	$10,000

D. FORGERY OR ALTERATION	$1,000,000	$10,000	
E. SECURITIES	$1,000,000	$10,000	
F. COUNTERFEIT MONEY AND COUNTERFEIT MONEY ORDERS	$1,000,000	$10,000	
G. CLAIM EXPENSE	$25,000	$5,000	
H. STOP PAYMENT ORDERS OR WRONGFUL DISHONOR OF CHECKS	$25,000	$5,000	
I. COMPUTER SYSTEMS			
Coverage I.1. Computer Fraud	$1,000,000	$10,000	
Coverage I.2. Fraudulent Instructions	$1,000,000	$10,000	
Coverage I.3. Restoration Expense	$1,000,000	$10,000	
J. UNCOLLECTIBLE ITEMS OF DEPOSIT	$25,000	$5,000	

ITEM 5   PREVIOUS BONDS OR POLICIES:

The Insured, by acceptance of this bond, gives notice to the Company canceling or terminating prior bond or policy numbers:

Not Applicable

such cancellation or termination to be effective as of the time this bond becomes effective.

ITEM 6   DISCOVERY PERIOD:

Additional Premium Percentage: 100% of the annualized premium

Additional Months: 12 months

(If exercised in accordance with section VI. CONDITIONS, S. DISCOVERY PERIOD)

ITEM 7   FORMS AND ENDORSEMENTS ATTACHED AT ISSUANCE:

IVBB-16001-0116; IVBB-19003-0116; IVBB-19010-0116; IVBB-19044-0518; IVBB-19045-0319

PRODUCER INFORMATION:

WOODRUFF-SAWYER & CO
2 PARK PLAZA STE 500
IRVINE, CA 92614

_____
Countersigned By

IN WITNESS WHEREOF, the Company has caused this bond to be signed by its authorized officers.



President, Bond & Specialty Insurance

Corporate Secretary